UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 8)

Mac-Gray Corporation
(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

554153-10-6
(CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☐  Rule 13d-1(c)

☒  Rule 13d-1(d)

CUSIP NO.       554153-10-6

1.  NAME OF REPORTING PERSON
The Evelyn C. MacDonald Family Trust for the benefit of Daniel W. MacDonald

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)  ☐
(b)  ☒

3    SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION
 Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.  SOLE VOTING POWER

566,667

6.  SHARED VOTING POWER

7.  SOLE DISPOSITIVE POWER

566,667

8.  SHARED DISPOSITIVE POWER

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

566,667

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* /X/

See Item 4.

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

4.2%        Based upon 13,378,068 shares of Common Stock reported issued and outstanding in the issuer's quarterly report on Form 10-Q
 (File No. 001-13495) filed on November 7, 2008.

12.  TYPE OF REPORTING PERSON (See Instructions)

OO     (Trust)

1.  NAME OF REPORTING PERSON

The Daniel W. MacDonald Revocable Living Trust

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)  ☐
(b)  ☒

3    SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION
     Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON  WITH:

5.  SOLE VOTING POWER

581,033

6.  SHARED VOTING POWER

7.  SOLE DISPOSITIVE POWER

581,033

8.  SHARED DISPOSITIVE POWER

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

581,033

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* /X/

See Item 4.

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

4.3%       Based upon 13,378,068 shares of Common Stock reported issued and outstanding in the issuer's quarterly report on Form 10-Q
 (File No. 001-13495) filed on November 7, 2008.

12.  TYPE OF REPORTING PERSON (See Instructions)

OO     (Trust)

Item 1(a).	NAME OF ISSUER:

Mac-Gray Corporation

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
404 Wyman Street, Suite 400
Waltham, Massachusetts 02451

Item 2(a).	NAMES OF PERSONS FILING:

1. The Evelyn C. MacDonald Family Trust for the benefit of Daniel W. MacDonald

2. The Daniel W. MacDonald Revocable Living Trust

The persons enumerated in this Item 2(a) are sometimes hereinafter referred to individually as a “Reporting Person” and collectively as the “Reporting Persons.” Pursuant to the filing of this Schedule 13G, the Reporting Persons have executed that certain Joint Filing Agreement attached as EXHIBIT B hereto.

Item 2(b).	BUSINESS MAILING ADDRESS FOR ALL REPORTING PERSONS:
c/o Mac-Gray Corporation
404 Wyman Street, Suite 400
Waltham, Massachusetts 02451

Item 2(c).	CITIZENSHIP:

The Evelyn C. MacDonald Family Trust for the benefit of Daniel W. MacDonald is a trust organized in the Commonwealth of Massachusetts.

The Daniel W. MacDonald Revocable Living Trust is a trust organized in the State of New York.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, $0.01 Par Value

Item 2(e).	CUSIP NUMBER: 554153-10-6

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable

Item 4.	OWNERSHIP:

           A total of 13,378,068 shares of Common Stock, $0.01 par value per share (the “Common Stock”), of Mac-Gray Corporation (the “Company”) were reported in the Company's quarterly report on Form 10-Q (File Number 001-13495) filed on November 7, 2008 as issued and outstanding as of the close of business on November 7, 2008. Statements describing the aggregate amounts of such Common Stock beneficially owned by each Reporting Person, and the number of such shares as to which such Reporting Person has (i) sole voting power, (ii) shared voting power,  (iii) sole dispositive power, and (iv) shared dispositive power are made in the Tables listed in EXHIBIT A attached hereto. The percentage of the class of Common Stock represented by the aggregate amount of shares beneficially owned by each respective Reporting Person is as indicated on Item 9 of the cover page for each such Reporting Person included in this Schedule.

BACKGROUND INFORMATION FOR ITEM 4. Each Reporting Person, either in its capacity as direct owner of Common Stock or as settlor, trustee or beneficiary (as the case may be) of certain trusts (described further below) that hold Common Stock, is subject to the terms of a stockholders’ agreement dated as of June 26, 1997 (the “Stockholders’ Agreement”) with respect to the shares of Common Stock held. The Stockholders' Agreement is filed as Exhibit 10.2 to the Company's Form S-1 Registration Statement, as amended, filed with the Securities and Exchange Commission (File No. 333- 33669), (the “Registration Statement”) pursuant to the Securities Act of 1933, as amended. The Stockholders' Agreement gives the parties thereto rights of first offer to purchase shares offered for sale by another stockholder who is a party thereto, as well as providing the Company with rights of second offer to purchase such shares. The Stockholders' Agreement also conveys certain demand and “piggy-back” registration rights to the parties thereto. Given the terms of the Stockholders' Agreement, the Reporting Persons and the other persons party thereto might be deemed to constitute a “group” holding beneficial ownership of an aggregate total of approximately 34.0% of the Company's Common Stock for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. However, each Reporting Person disclaims that such Person has agreed to act as a group with the other parties to the Stockholders' Agreement (other than to the extent described in this statement) and such Person disclaims beneficial ownership of shares of Common Stock of the Company other than the amounts of shares reported for each respective Reporting Person in EXHIBIT A attached hereto.

The parties to the Stockholders' Agreement are the Company, Mr. Stewart G. MacDonald, Jr., Ms. Sandra E. MacDonald, Mr. Daniel W. MacDonald, The Evelyn C. MacDonald Family Trust f/b/o Stewart G. MacDonald, Jr., The Evelyn C. MacDonald Family Trust f/b/o Sandra E. MacDonald, The Evelyn C. MacDonald Family Trust f/b/o of Daniel W.  MacDonald (1), The Stewart G. MacDonald, Jr. 1984 Trust, The Daniel W. MacDonald Revocable Living Trust (2), the New Century Trust, the Richard G. MacDonald 2004 GST Non-Exempt Irrevocable Trust dated April 23, 2004, the Richard G. MacDonald 2004 GST Exempt Irrevocable Trust dated April 23, 2004 The Whitney E. MacDonald GST Trust-1997, The Jonathan S. MacDonald GST Trust-1997, The  Robert C. MacDonald GST Trust-1997, The Whitney E. MacDonald Gift Trust, The Jonathan S. MacDonald Gift Trust, The Robert C. MacDonald Gift Trust, Cynthia V. Doggett and certain other holders (who hold in aggregate a de minimis fraction of the issued and outstanding Common Stock).

FOOTNOTES TO ITEM 4:

(1)           The trustees of The Evelyn C. MacDonald Family Trust f/b/o Daniel W. MacDonald (the “DWM Trust”) are R. Robert Woodburn, Jr., Peter C. Bennett (collectively, the “Independent Trustees”) and Daniel W. MacDonald, who is also the sole beneficiary of the DWM Trust. Only the Independent Trustees exercise and share voting power over the shares of Common Stock held by the DWM Trust. Each of the Independent Trustees and Daniel W. MacDonald share power to dispose of the shares held by the DWM Trust.

(2)           The trustee of The Daniel W. MacDonald Revocable Living Trust (the “DWM Revocable Trust”) is Daniel W. MacDonald, its sole beneficiary.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not Applicable

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not Applicable

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not Applicable

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not Applicable

Item 9.	NOTICE OF DISSOLUTION OF GROUP:

Not Applicable

Item 10.	CERTIFICATION:

Not Applicable

[Remainder of Page Intentionally Left Blank]

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2009

The Evelyn C. MacDonald Family Trust for the
benefit of Daniel W. MacDonald

By:          /s/ Daniel W. MacDonald
Daniel W. MacDonald, Trustee

The Daniel W. MacDonald Revocable Living Trust

By:          /s/ Daniel W. MacDonald
Daniel W. MacDonald, Trustee

EXHIBIT A

NAME:  The Evelyn C. MacDonald Family Trust for the benefit of Daniel W. MacDonald

	COMMON STOCK	FORM OF BENEFICIAL OWNERSHIP	BENEFICIAL OWNERSHIP DISCLAIMED

Sole Voting Power	566,667	Direct	NO
Total Sole Voting Power	566,667
Shared Voting Power
Total Shared Voting Power
Sole Dispositive Power	566,667	Direct	NO
Total Sole Dispositive Power	566,667
Shared Dispositive Power
Total Shared Dispositive Power
Aggregated Beneficial Ownership:			566,667

NAME:  The Daniel W. MacDonald Revocable Living Trust

	COMMON STOCK	FORM OF BENEFICIAL OWNERSHIP	BENEFICIAL OWNERSHIP DISCLAIMED

Sole Voting Power	581,033	Direct	NO
Total Sole Voting Power	581,033
Shared Voting Power
Total Shared Voting Power
Sole Dispositive Power	581,033	Direct	NO
Total Sole Dispositive Power	581,033
Shared Dispositive Power
Total Shared Dispositive Power
Aggregated Beneficial Ownership:			581,033

EXHIBIT B

JOINT FILING AGREEMENT

This will confirm the agreement by The Evelyn C. MacDonald Family Trust f/b/o Daniel W. MacDonald and The Daniel W. MacDonald Revocable Living Trust (collectively, the “Reporting Persons”) in connection with that certain Amendment No. 8 to Schedule 13G to be filed on or about February 17, 2009, with respect to the common stock, par value $.01 per share (the “Common Stock”), of Mac-Gray Corporation (the “Company”) pertaining to the beneficial ownership by the Reporting Persons of shares of such Common Stock (the “Schedule 13G”). The undersigned hereby agree with respect to such filing on Schedule 13G as follows:

(i) No Reporting Person nor any representative of any Reporting Person makes any representation with respect to, nor bears any responsibility for, any of the information set forth with respect to any other “person” who or which is or becomes a party to or a member of any “group” (as such terms are defined and used in Section 13(g) of the Securities Exchange Act of 1934, as amended, and Regulation 13D-G promulgated thereunder) for whom or which information is included in such Schedule 13G.

(ii) Subject to paragraph (i) above, the undersigned hereby confirm the agreement by and among each of them that the Schedule 13G is being filed on behalf of each of the parties named below.

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: February 17, 2009

The Evelyn C. MacDonald Family Trust for the
benefit of Daniel W. MacDonald

By:           /s/ Daniel W. MacDonald

Daniel W. MacDonald, Trustee

The Daniel W. MacDonald Revocable Living Trust

By:           /s/ Daniel W. MacDonald

Daniel W. MacDonald, Trustee